HUGHES HUBBARD & REED LLP                       One Battery Park Plaza
-------------------------                       New York, NY 10004-1482
                                                Telephone:  (212) 837-6000
                                                Facsimile:  (212) 422-4726







                                          February 1, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404

      Re:   The Dewey Electronics Corporation - File No. 0-2892
            DEFINITIVE PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

Ladies and Gentlemen:

     On behalf of our client, The Dewey Electronics Corporation (the "Corporation"), we are transmitting herewith the Corporation's definitive proxy statement for its annual meeting of stockholders to be held on March 8, 2005. As discussed with Mr. Craig Slivka of the staff of the Division of Corporation Finance (the "Staff"), the enclosed filing incorporates the Corporation's response to the comment, by letter dated January 21, 2005, of the Staff, with respect to the Company's preliminary proxy statement filed on December 30, 2004, which response was reviewed by the Staff on January 24, 2005.

     Please see Exhibit A to this letter for certain acknowledgements by the Corporation.

     Should you have any questions, please contact the undersigned at
(212) 837-6465.

                                          Very truly yours,



                                          Ellen S. Friedenberg

cc: The Dewey Electronics Corporation

                                    EXHIBIT A


     Reference is made to the Proxy Statement filed on February 1, 2005 by the Dewey Electronics Corporation (the "Corporation") with the Securities and Exchange Commission (the "Commission"). The Corporation hereby acknowledges that:

        o The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, the undersigned has caused this acknowledgement to be signed as of the date set forth below.

Date:  February 1, 2005                 THE DEWEY ELECTRONICS CORPORATION

                                        By: /s/ JOHN H.D. DEWEY
                                            ------------------------------------
                                        Name: John H.D. Dewey
                                        Title: President and CEO